The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated August 29, 2023

September , 2023	Registration Statement Nos. 333-270004 and 333-270004-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Capped Bearish Buffered Return Enhanced Notes Linked to the iShares® U.S. Home Construction ETF due March 12, 2025

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes provide bearish exposure to the iShares® U.S. Home Construction ETF, which we refer to as the Fund. The notes are designed for investors who seek a positive return of 2.00 times any depreciation of the Fund, up to a maximum return of 64.00%, at maturity.
•	Investors should be willing to forgo interest and dividend payments and, if the Fund appreciates over the term of the notes, be willing to lose up to 90.00% of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about September 7, 2023 and are expected to settle on or about September 12, 2023.
•	CUSIP: 48134ABN4

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)	Fees and Commissions (2)(3)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) With respect to notes sold to certain fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to the public will be between $977.50 and $987.50 per $1,000 principal amount note. J.P. Morgan Securities LLC, which we refer to as JPMS, and these broker-dealers will forgo any selling commissions related to these sales. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(3) With respect to notes sold to brokerage accounts, JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. The selling commissions will be between $12.50 and $22.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $963.30 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $940.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-I dated April 13, 2023, underlying supplement no. 1-I dated April 13, 2023 and the prospectus and prospectus supplement, each dated April 13, 2023

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Fund: The iShares® U.S. Home Construction ETF (Bloomberg ticker: ITB)

Maximum Return: 64.00% (corresponding to a maximum payment at maturity of $1,640.00 per $1,000 principal amount note)

Downside Leverage Factor: 2.00

Buffer Amount: 10.00%

Pricing Date: On or about September 7, 2023

Original Issue Date (Settlement Date): On or about September 12, 2023

Observation Date*: March 7, 2025

Maturity Date*: March 12, 2025

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

If the Final Value is less than the Initial Value, your payment at matuavrity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Bearish Fund Return × Downside Leverage Factor), subject to the Maximum Return

If the Final Value is equal to the Initial Value or is greater than the Initial Value by up to the Buffer Amount, you will receive the principal amount of your notes at maturity.

If the Final Value is greater than the Initial Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Bearish Fund Return + Buffer Amount)]

If the Final Value is greater than the Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

Bearish Fund Return:

(Initial Value – Final Value)
Initial Value

Initial Value: The closing price of one share of the Fund on the Pricing Date

Final Value: The closing price of one share of the Fund on the Observation Date

Share Adjustment Factor: The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set equal to 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1 | Structured Investments Capped Bearish Buffered Return Enhanced Notes Linked to the iShares® U.S. Home Construction ETF

Hypothetical Payout Profile

The following table and graph illustrate the hypothetical total return and payment at maturity on the notes linked to a hypothetical Fund. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below assume the following:

•	an Initial Value of $100.00;
•	a Maximum Return of 64.00%;
•	a Downside Leverage Factor of 2.00; and
•	a Buffer Amount of 10.00%.

As used in this section, the Fund Return is equal to (Final Value – Initial Value) / Initial Value. The hypothetical Initial Value of $100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing price of one share of the Fund on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing prices of one share of the Fund, please see the historical information set forth under “The Fund” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Fund Return	Bearish Fund Return	Total Return on the Notes	Payment at Maturity
$200.00	100.00%	-100.00%	-90.00%	$100.00
$190.00	90.00%	-90.00%	-80.00%	$200.00
$180.00	80.00%	-80.00%	-70.00%	$300.00
$165.00	65.00%	-65.00%	-55.00%	$450.00
$150.00	50.00%	-50.00%	-40.00%	$600.00
$140.00	40.00%	-40.00%	-30.00%	$700.00
$130.00	30.00%	-30.00%	-20.00%	$800.00
$120.00	20.00%	-20.00%	-10.00%	$900.00
$110.00	10.00%	-10.00%	0.00%	$1,000.00
$105.00	5.00%	-5.00%	0.00%	$1,000.00
$101.00	1.00%	-1.00%	0.00%	$1,000.00
$100.00	0.00%	0.00%	0.00%	$1,000.00
$95.00	-5.00%	5.00%	10.00%	$1,100.00
$90.00	-10.00%	10.00%	20.00%	$1,200.00
$80.00	-20.00%	20.00%	40.00%	$1,400.00
$70.00	-30.00%	30.00%	60.00%	$1,600.00
$68.00	-32.00%	32.00%	64.00%	$1,640.00
$60.00	-40.00%	40.00%	64.00%	$1,640.00
$50.00	-50.00%	50.00%	64.00%	$1,640.00
$40.00	-60.00%	60.00%	64.00%	$1,640.00
$30.00	-70.00%	70.00%	64.00%	$1,640.00
$20.00	-80.00%	80.00%	64.00%	$1,640.00
$10.00	-90.00%	90.00%	64.00%	$1,640.00
$0.00	-100.00%	100.00%	64.00%	$1,640.00
PS-2 | Structured Investments Capped Bearish Buffered Return Enhanced Notes Linked to the iShares® U.S. Home Construction ETF

The following graph demonstrates the hypothetical payments at maturity on the notes for a sub-set of Fund Returns detailed in the table above (-80% to 80%). There can be no assurance that the performance of the Fund will result in the return of any of your principal amount in excess of $100.00 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

How the Notes Work

Upside Scenario:

If the Final Value is less than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Bearish Fund Return times the Downside Leverage Factor of 2.00, up to the Maximum Return of 64.00%. An investor will realize the maximum payment at maturity at a Final Value at or below 68.00% of the Initial Value.

•	If the closing price of one share of the Fund declines 5.00%, investors will receive at maturity a return equal to 10.00%, or $1,100.00 per $1,000 principal amount note.
•	If the closing price of one share of the Fund declines 50.00%, investors will receive at maturity a return equal to the 64.00% Maximum Return, or $1,640.00 per $1,000 principal amount note, which is the maximum payment at maturity.

Par Scenario:

If the Final Value is equal to the Initial Value or is greater than the Initial Value by up to the Buffer Amount of 10.00%, investors will receive at maturity the principal amount of their notes.

Downside Scenario:

If the Final Value is greater than the Initial Value by more than the Buffer Amount of 10.00%, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is greater than the Initial Value by more than the Buffer Amount.

•	For example, if the closing price of one share of the Fund increases 60.00%, investors will lose 50.00% of their principal amount and receive only $500.00 per $1,000 principal amount note at maturity, calculated as follows:

$1,000 + [$1,000 × (-60.00% + 10.00%)] = $500.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

PS-3 | Structured Investments Capped Bearish Buffered Return Enhanced Notes Linked to the iShares® U.S. Home Construction ETF

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the Final Value is greater than the Initial Value by more than 10.00%, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is greater than the Initial Value by more than 10.00%. Accordingly, under these circumstances, you will lose up to 90.00% of your principal amount at maturity.

•	THE NOTES ARE BEARISH ON THE FUND —

Because the notes are bearish on the Fund, your return on the notes will not benefit from any appreciation of the Fund over the term of the notes and you will lose some or all of your principal amount at maturity if the Fund appreciates over the term of the notes.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN,

regardless of any depreciation of the Fund, which may be significant.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE FUND OR THE SECURITIES HELD BY THE FUND OR HAVE ANY RIGHTS WITH RESPECT TO THE FUND OR THOSE SECURITIES.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

PS-4 | Structured Investments Capped Bearish Buffered Return Enhanced Notes Linked to the iShares® U.S. Home Construction ETF

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Fund

•	THERE ARE RISKS ASSOCIATED WITH THE FUND —

The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.

PS-5 | Structured Investments Capped Bearish Buffered Return Enhanced Notes Linked to the iShares® U.S. Home Construction ETF

•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —

The Fund does not fully replicate its Underlying Index (as defined under “The Fund” below) and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	RISKS ASSOCIATED WITH THE HOME CONSTRUCTION SECTOR —

All of the equity securities held by the Fund are issued by companies whose primary line of business is directly associated with the home construction sector.  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers.  The home construction sector may be significantly affected by changes in government spending, zoning laws, general economic conditions, interest rates, commodity prices, consumer confidence and spending, taxation, demographic patterns, real estate values, overbuilding, housing starts and new and existing home sales.  Rising interest rates, reductions in mortgage availability to consumers, increasing foreclosure rates or increases in the costs of owning a home could reduce the market for new homes and adversely affect the profitability of home construction companies.  Certain segments of the home construction sector can be significantly affected by environmental clean-up costs and catastrophic events such as earthquakes, hurricanes, tornadoes and terrorist acts.  Home construction companies may lack diversification, due to ownership of a limited number of properties and concentration in a particular geographic region or property type.  These factors could affect the home construction sector and could affect the value of the equity securities held by the Fund and the price of the Fund during the term of the notes, which may adversely affect the value of your notes.

•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —

The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

PS-6 | Structured Investments Capped Bearish Buffered Return Enhanced Notes Linked to the iShares® U.S. Home Construction ETF

The Fund

The Fund is an exchange-traded fund of iShares® Trust, a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of U.S. equities in the home construction sector, which we refer to as the Underlying Index with respect to the iShares® U.S. Home Construction ETF.  The Underlying Index with respect to the Fund is currently the Dow Jones U.S. Select Home Construction IndexTM.  The Dow Jones U.S. Select Home Construction IndexTM is a modified float-adjusted market capitalization-weighted index that is designed to measure the performance of U.S. companies in the home construction sector. The iShares® U.S. Home Construction ETF trades on the Cboe BZX exchange under the ticker symbol “ITB.” For additional information about the iShares® U.S. Home Construction ETF, see “Fund Descriptions — The iShares® ETFs” in the accompanying underlying supplement.  For purposes of the accompanying underlying supplement, the iShares® U.S. Home Construction ETF is an “iShares® ETF.” For additional information about the Dow Jones U.S. Select Home Construction Index, see Annex A in this pricing supplement.

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 5, 2018 through August 25, 2023. The closing price of one share of the Fund on August 25, 2023 was $82.19. We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.

The historical closing prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date or the Observation Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount in excess of $100.00 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on

PS-7 | Structured Investments Capped Bearish Buffered Return Enhanced Notes Linked to the iShares® U.S. Home Construction ETF

whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. In light of the bearish economics of the notes, payment on the notes to Non-U.S. Holders will not be subject to Section 871(m).

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes sold to brokerage accounts may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

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Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Fund” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

With respect to notes sold to certain fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to the public will be between $977.50 and $987.50 per $1,000 principal amount note. JPMS and these broker-dealers will forgo any selling commissions related to these sales. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

With respect to notes sold to brokerage accounts, JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. The selling commissions will be between $12.50 and $22.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

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You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023029539/ea152803_424b2.pdf
•	Underlying supplement no. 1-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023029543/ea151873_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-10 | Structured Investments Capped Bearish Buffered Return Enhanced Notes Linked to the iShares® U.S. Home Construction ETF

Annex A

The Dow Jones U.S. Select Home Construction IndexTM

All information contained in this pricing supplement regarding the Dow Jones U.S. Select Home Construction IndexTM, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). The Dow Jones U.S. Select Home Construction IndexTM is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to calculate and publish, and may discontinue calculation and publication of, the Dow Jones U.S. Select Home Construction IndexTM.

The Dow Jones U.S. Select Home Construction IndexTM is a modified float-adjusted market capitalization-weighted index that is designed to measure the performance of U.S. companies in the home construction sector. The Dow Jones U.S. Select Home Construction IndexTM is reported by Bloomberg L.P. under the ticker symbol “DJSHMB.”

The Dow Jones U.S. Select Home Construction IndexTM was first calculated on April 28, 2006, with a base value retrospectively set at 1,000 as of December 31, 1991.

The Dow Jones U.S. Select Home Construction IndexTM Eligibility

The eligible universe for the Dow Jones U.S. Select Home Construction IndexTM includes all common stocks of companies in the Dow Jones U.S. Broad Stock Market IndexTM that are categorized into the four sub-sectors as described below, based on a proprietary classification system used by S&P Dow Jones. For more information about the Dow Jones U.S. Broad Stock Market IndexTM’s constituent selection process, please see “The Dow Jones U.S. Broad Stock Market IndexTM Eligibility and Constituent Selection” below.

The Dow Jones U.S. Select Home Construction IndexTM includes companies that are constructors of residential homes, including manufacturers of mobile and prefabricated homes intended for use in one place (“Home Construction” sub-sector); manufacturers and distributors of furniture, including chairs, tables, desks, carpeting, wallpaper and office furniture (“Furnishings” sub-sector); retailers and wholesalers concentrating on the sale of home improvement products, including garden equipment, carpets, wallpaper, paint, home furniture, blinds and curtains and building materials (“Home Improvement Retailers” sub-sector); and producers of materials used in the construction and refurbishment of buildings and structures, including cement and other aggregates, wooden beams and frames, paint, glass, roofing and flooring materials other than carpets (“Building Materials and Fixtures” sub-sector). Limited Partnerships are not eligible for index membership.

The Dow Jones U.S. Broad Stock Market IndexTM Eligibility and Constituent Selection

The Dow Jones U.S. Broad Stock Market IndexTM is a sub-index of the Dow Jones U.S. Total Stock Market IndexTM and measures the performance of the large-, mid- and small-capitalization U.S. securities.

Eligibility. Securities must meet the following eligibility factors to be considered for inclusion in the Dow Jones U.S. Total Stock Market IndexTM:

•	Domicile. See “The S&P U.S. Indices — Composition of the S&P U.S. Indices — Domicile” in the accompanying underlying supplement.
•	Exchange Listing. See “The S&P U.S. Indices — Composition of the S&P U.S. Indices — Exchange Listing” in the accompanying underlying supplement.
•	Organizational Structure and Share Type. See “The S&P U.S. Indices — Composition of the S&P U.S. Indices — Organizational Structure and Share Type” in the accompanying underlying supplement. Tracking stocks and companies with multiple share class structures are eligible for inclusion in the Dow Jones U.S. Broad Stock Market IndexTM.
•	Investable Weight Factor (“IWF”). An IWF of at least 1.0 is required. Current constituents have no minimum requirement.
•	Liquidity. A float-adjusted liquidity ratio (“FALR”), defined as the annual dollar value traded divided by the float-adjusted market capitalization (“FMC”), is used to measure liquidity. Using composite pricing and consolidated volume (excluding dark pools) across all venues (including historical values), annual dollar value traded is defined as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date. This is reduced to the available trading period for IPOs or spin-offs that do not have 365 calendar days of trading history. In these cases, the dollar value traded available as of the evaluation date is annualized.
o	Liquidity requirements are reviewed during the quarterly rebalancings.
o	The price (corporate action adjusted) as of the evaluation date, and the shares outstanding and IWF as of the rebalancing effective date are used to calculate the FMC.
o	The evaluation date is the five weeks prior to the rebalancing effective date.
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o	FALR must be greater than or equal to 0.1.
o	Current constituents have no minimum requirement.

Constituent Selection

At each annual reconstitution, all eligible securities are selected and form the Dow Jones U.S. Total Stock Market IndexTM. Additionally, at each quarterly rebalancing, certain securities that have undergone a change in the past quarter are eligible to be added to the Dow Jones U.S. Total Stock Market IndexTM if they meet all other eligibility criteria. These securities include:

•	Initial Public Offerings (“IPOs”)
•	New listings on eligible exchanges
•	Issues that moved from Pink Sheets or Bulletin Board
•	Issues that emerged from Bankruptcy Status
•	Companies whose domicile has changed to the United States

Current index constituents are not evaluated for continued inclusion during the quarterly rebalances. A stock previously excluded due to failing the IWF or liquidity criteria is not reviewed again until the following annual reconstitution.

For the annual review, all constituents of the Dow Jones U.S. Total Stock Market IndexTM are ranked, based on their closing prices as of the reference date, by full market capitalization and assigned to size-segment indices in descending market capitalization order, subject to buffer rules for current index components, starting with the large-cap index.

•	Stocks ranked 600 or larger are automatically assigned to the Dow Jones U.S. Large-Cap Total Stock Market IndexTM. Current large-cap constituents ranked 900 or higher are selected, in descending market capitalization order, until the index contains 750 stocks. Stocks ranked below 900 are removed from the index. If the Dow Jones U.S. Large-Cap Total Stock Market IndexTM does not contain 750 stocks after applying the buffer, the largest non-constituent stocks are added in descending market capitalization order until the index contains 750 stocks.
•	Stocks not selected for the large-cap index ranked 2,000 or higher are automatically assigned to the Dow Jones U.S. Small-Cap Total Stock Market IndexTM. Current small-cap constituents ranked 3,000 or higher are selected, in descending market capitalization order, until the index contains 1,750 stocks. If the Dow Jones U.S. Small-Cap Total Stock Market IndexTM does not contain 1,750 stocks after applying the buffer, the largest non-constituent stocks are added until the index contains 1,750 stocks.
•	The 2,500 stocks selected for the large-cap and small-cap indices comprise the Dow Jones U.S. Broad Stock Market IndexTM.

The Dow Jones U.S. Select Home Construction IndexTM Constituent Selection

Market Capitalization. On the last business day of the month prior to the quarterly rebalancing, a non-constituent company must have float-adjusted market capitalization of at least $500 million to enter the Dow Jones U.S. Select Home Construction IndexTM. If a company is already an index constituent, its float-adjusted market capitalization must be at least $100 million to remain in the Dow Jones U.S. Select Home Construction IndexTM.

Revenue. Companies in the Building Materials and Fixtures, Furnishings, and Home Improvement Retailers sub-sectors meeting the minimum market capitalization requirements will be included in the Dow Jones U.S. Select Home Construction IndexTM if the majority of revenues are sourced from residential home construction and remodel related business activities.

Minimum Constituent Count. At each quarterly rebalancing, if the constituent count is less than 22 after applying the rules set forth above, the market capitalization requirement is relaxed so that the next largest non-constituent in the eligible universe is added until the constituent count reaches 22.

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The Dow Jones U.S. Select Home Construction IndexTM Constituent Weightings

At each rebalancing, the Dow Jones U.S. Select Home Construction IndexTM is weighted by float-adjusted market capitalization, subject to the following adjustments:

•	The weight of any constituent is capped at 22.5%.
•	If any constituent's weight exceeds 22.5%, that constituent's weight is capped at 22.5% and all excess weight is proportionally redistributed to all uncapped constituent within the Dow Jones U.S. Select Home Construction IndexTM. If after this redistribution, any constituent breaches the 22.5% weight cap, the process is repeated iteratively until no constituent breaches the 22.5% weight cap.
•	Then, the aggregate weight of the constituents in the Dow Jones U.S. Select Home Construction IndexTM with a weight greater than 4.5% is capped at 45%.
•	Additionally, the aggregate weight of constituents classified as Furnishings, Home Improvement Retailers, Building Materials and Fixtures is capped at an aggregate maximum weight of 35%.

The caps are set to allow for a buffer below the 25%, 5% and 50% limits, respectively.

The Dow Jones U.S. Select Home Construction IndexTM Maintenance and Adjustments

The Dow Jones U.S. Select Home Construction IndexTM is rebalanced quarterly, effective at the open of trading on the Monday following the third Friday of March, June, September and December. Constituent eligibility is determined as of the last trading day of the month prior to rebalancing. The reference date used for a company's sub-sector classification is the index's rebalancing effective date. As part of the rebalancing process, index composition, shares and weight caps are adjusted, if necessary.

Deletions. Between rebalancings, a constituent can be deleted from the Dow Jones U.S. Select Home Construction IndexTM due to corporate events such as mergers, acquisitions, takeovers, delistings or bankruptcies. Deleted constituents are not replaced between rebalancings. If, during the course of the regular review of company classifications, a constituent's sub-sector classification changes to an ineligible sub-sector, it is removed from the Dow Jones U.S. Select Home Construction IndexTM at the next rebalancing. If a constituent's sub-sector classification changes due to a corporate action such as a merger or spin-off, it is evaluated and may be removed from the Dow Jones U.S. Select Home Construction IndexTM at that time.

Corporate Actions.

The table below summarizes the type of index maintenance adjustments and indicate whether or not an index adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Spin-off

All spun-off companies are added to and remain in the Dow Jones U.S. Select Home Construction IndexTM at a zero price after the market close of the day before the ex-date. It will remain in the index until the next index rebalancing, at which time it will be evaluated for continued membership.

No
Constituent Change	There are no intra-rebalancing additions with the exception of spin-offs.	-

Deletions due to delistings, acquisition or any other corporate event resulting in the deletion of the constituent from the Dow Jones U.S. Select Home Construction IndexTM will cause the weights of the rest of the constituents to change. Relative weights will stay the same.

Yes

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The Dow Jones U.S. Select Home Construction IndexTM Calculation

The Dow Jones U.S. Select Home Construction IndexTM is a modified float-adjusted market capitalization-weighted index where index constituents have a defined weight in the Dow Jones U.S. Select Home Construction IndexTM. The index value of the Dow Jones U.S. Select Home Construction IndexTM is simply the market value of the Dow Jones U.S. Select Home Construction IndexTM divided by the index divisor:

Index Value = (Index Market Value) / Divisor

Index Market Value = × Sharesi × IWFi × AWFi

where, Pi is the price of stock i, Sharesi are the outstanding shares of stock i, IWFi is the float factor of stock i (as defined below) and AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which adjusts the market capitalization for all index constituents to achieve the user-defined weight, while maintaining the total market value of the overall index. The AWF for each index constituent, i, at rebalancing date, t, is calculated as:

AWFi,t = Z / FloatAdjustedMarketValuei,t × Wi,t

where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares) and Wi,t is the user-defined weight of stock i on rebalancing date t.

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to adjust each company’s total shares outstanding for long-term, strategic shareholders, whose holdings are not considered to be available to the market.

For each constituent, S&P Dow Jones calculates an IWF, which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the Dow Jones U.S. Select Home Construction IndexTM.

The purpose of the Dow Jones U.S. Select Home Construction IndexTM divisor is to maintain continuity of the Dow Jones U.S. Select Home Construction IndexTM level following the implementation of corporate actions, index rebalancing events, or other non-market driven actions. To assure that the Dow Jones U.S. Select Home Construction IndexTM’s value, or level, does not change when stocks are added or deleted, the divisor is adjusted to offset the change in market value of the Dow Jones U.S. Select Home Construction IndexTM. Thus, the divisor plays a critical role in the Dow Jones U.S. Select Home Construction IndexTM’s ability to provide a continuous measure of market valuation when faced with changes to the stocks included in the Dow Jones U.S. Select Home Construction IndexTM. In a similar manner, some corporate actions that cause changes in the market value of the stocks in the Dow Jones U.S. Select Home Construction IndexTM should not be reflected in the Dow Jones U.S. Select Home Construction IndexTM level. Adjustments are made to the divisor to eliminate the impact of these corporate actions on the Dow Jones U.S. Select Home Construction IndexTM value.

Index Committee

The Dow Jones U.S. Select Home Construction IndexTM is maintained by an S&P Dow Jones index committee (the “Index Committee”). The Index Committee meets regularly. At each meeting, the Index Committee may review pending corporate actions that may affect the Dow Jones U.S. Select Home Construction IndexTM constituents, statistics comparing the composition of the Dow Jones U.S. Select Home Construction IndexTM to the market, companies that are being considered as candidates for addition to the Dow Jones U.S. Select Home Construction IndexTM and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

S&P Dow Jones considers information about changes to the Dow Jones U.S. Select Home Construction IndexTM and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

The Index Committee reserves the right to make exceptions when applying the methodology if the need arises. In any scenario where the treatment differs from the general rules S&P Dow Jones will provide sufficient notice, whenever possible.

In addition to the daily governance of the Dow Jones U.S. Select Home Construction IndexTM and maintenance of index methodologies, at least once within any 12-month period, the Index Committee reviews the methodology to ensure the Dow Jones U.S. Select Home Construction IndexTM continues to achieve the stated objectives, and that the data and methodology remain effective. In certain instances, S&P Dow Jones may publish a consultation inviting comments from external parties.

PS-14 | Structured Investments Capped Bearish Buffered Return Enhanced Notes Linked to the iShares® U.S. Home Construction ETF